FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX


10016459

October 5, 2010


SEC MAIL PROCESSING
RECEIVED
OCT 1 8 2010
WASH. DC
189
SECTION

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated October 5, 2010

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

Barb O'Neill

10/20

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **OCTOBER 5, 2010**

News Release: **10-19** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI INTERSECTS 124.8 GRAMS PER TONNE GOLD OVER 0.5 METRES AND 0.7 GRAMS PER TONNE GOLD OVER 65.8 METRES

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 86 and 87 from its ongoing drill program at the Viking gold property in Newfoundland along with new metallic screen analyses.

There are currently two drills active at Viking filling in the Thor Trend gold zone and testing new exploration targets on the property. A location map showing the 2010 drill holes is available in the Map Gallery on our website at www.naminco.ca.

Current Drill Results
Drill hole 86 was an infill hole into the northern part of the Thor Trend and continues to expand the known mineralized zone. Hole 86 returned a 0.4 metre interval grading 10.2 grams per tonne (g/t) gold and a 1.2 metre interval grading 5.4 g/t gold within a larger zone averaging 0.7 g/t gold over 80.9 metres. This hole has successfully extended a large zone of previously recognized gold mineralization to depth within the Thor Trend.

Drill hole 87 tested the central part of Thor's Cross and intersected a 50.5 metre wide zone of alteration and anomalous gold mineralization with a maximum value of 2.9 g/t. The hole returned a 14 metre interval grading 0.7 g/t gold and confirms the large size of the altered zone at Thor's Cross and highlights the exploration potential of the zone.

Summary of select drill intercepts – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t
Hole 86	94.8	175.7	65.8 **	0.7
including	134.6	135.0	0.4	10.2
including	174.5	175.7	1.2	5.4
Hole 87	40.0	54.0	14.0	0.7

*The true widths of the mineralized intercepts have not been determined
**Excludes 15.1 metres of non-mineralized rock

Grade Increases Through Metallic Screen Assays
Several previously released samples have been re-analysed using a metallic screen procedure resulting in significant increases in gold grade for some intervals. A metallic screen assay from hole 58 has resulted in a 0.5 metre interval increasing in grade from 18.0 to 124.8 g/t gold (see table below). New metallic screen assays for drill hole 60 have resulted in an increase in a 32 metre interval from 0.7 to 1.8 g/t gold, including an 8.5 metre interval which increased from 2.2 to 6.4 g/t gold. Two new zones of high grade mineralization were also identified in drill hole 60 including a 1 metre interval which increased from 1.9 to 11.1 g/t gold and another 1 metre interval which increased from 2.4 to 23.0 g/t gold.

Summary of select metallic screen gold assays – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Previous Value Au g/t	Metallic Screen Au g/t
Hole 58	141.4	141.9	0.5	18.0	124.8
Hole 60	4.0	36.0	32.0	0.7	1.8
including	21.5	30.0	8.5	2.2	6.4
including	24.5	25.5	1.0	1.9	11.1
including	27.5	28.5	1.0	2.4	23.0

*The true widths of the mineralized intercepts have not been determined

Metallic screen assays have proven to be very effective in determining grade in samples containing coarse free gold, which can be underestimated with the standard fire assay procedure. This has resulted in the identification of new high grade gold zones as well as increasing average gold grades in the larger, potentially bulk minable mineralized system.

Exploration Update
Two diamond drills are currently active on the project, one drill is testing the Viking Trend on the west side of the property and the second is testing the Asgard Trend on the east side of the property. To date 5 holes have been drilled on the Viking Trend and all 5 have intersected wide zones of alteration and quartz-sulfide veining. Drill holes 88 to 96 are complete and have been processed and sent to the lab for assay. The drills are currently working on holes 97 and 98. Additional drill results are expected in the coming weeks.

The Viking Property
The Viking Property contains numerous high grade veins within larger bulk tonnage style zones of gold mineralization located within a 3 to 4 kilometre long gold-in-soil anomaly. Drilling highlights from previous drilling programs include high grade intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as lower grade intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources. A detailed description of the Viking project is available on our website (www.naminco.ca).

Quality Control
All drill core is logged, photographed, and cut in half with a diamond saw. Half of the core is bagged and sent to Accurassay Laboratories or Eastern Analytical for analyses while the other half is archived and stored on site for verification and reference purposes. Gold is assayed by standard fire assay methods with additional elements analyzed by Induced Coupled Plasma (ICP). Samples with greater than 5 g/t gold and samples containing visible gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is committed to assembling and advancing a portfolio of gold and base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi is focused on identifying high potential North American projects and exploring and developing them in a responsible and cost-effective manner.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE — OCTOBER 5, 2010

News Release: **10-19** — Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI INTERSECTS 124.8 GRAMS PER TONNE GOLD OVER 0.5 METRES AND 0.7 GRAMS PER TONNE GOLD OVER 65.8 METRES

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 86 and 87 from its ongoing drill program at the Viking gold property in Newfoundland along with new metallic screen analyses.

There are currently two drills active at Viking filling in the Thor Trend gold zone and testing new exploration targets on the property. A location map showing the 2010 drill holes is available in the Map Gallery on our website at www.naminco.ca.

Current Drill Results
Drill hole 86 was an infill hole into the northern part of the Thor Trend and continues to expand the known mineralized zone. Hole 86 returned a 0.4 metre interval grading 10.2 grams per tonne (g/t) gold and a 1.2 metre interval grading 5.4 g/t gold within a larger zone averaging 0.7 g/t gold over 80.9 metres. This hole has successfully extended a large zone of previously recognized gold mineralization to depth within the Thor Trend.

Drill hole 87 tested the central part of Thor's Cross and intersected a 50.5 metre wide zone of alteration and anomalous gold mineralization with a maximum value of 2.9 g/t. The hole returned a 14 metre interval grading 0.7 g/t gold and confirms the large size of the altered zone at Thor's Cross and highlights the exploration potential of the zone.

Summary of select drill intercepts – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t
Hole 86	94.8	175.7	65.8 **	0.7
including	134.6	135.0	0.4	10.2
including	174.5	175.7	1.2	5.4
Hole 87	40.0	54.0	14.0	0.7

*The true widths of the mineralized intercepts have not been determined
**Excludes 15.1 metres of non-mineralized rock

Grade Increases Through Metallic Screen Assays
Several previously released samples have been re-analysed using a metallic screen procedure resulting in significant increases in gold grade for some intervals. A metallic screen assay from hole 58 has resulted in a 0.5 metre interval increasing in grade from 18.0 to 124.8 g/t gold (see table below). New metallic screen assays for drill hole 60 have resulted in an increase in a 32 metre interval from 0.7 to 1.8 g/t gold, including an 8.5 metre interval which increased from 2.2 to 6.4 g/t gold. Two new zones of high grade mineralization were also identified in drill hole 60 including a 1 metre interval which increased from 1.9 to 11.1 g/t gold and another 1 metre interval which increased from 2.4 to 23.0 g/t gold.

Summary of select metallic screen gold assays – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Previous Value Au g/t	Metallic Screen Au g/t
Hole 58	141.4	141.9	0.5	18.0	124.8
Hole 60	4.0	36.0	32.0	0.7	1.8
including	21.5	30.0	8.5	2.2	6.4
including	24.5	25.5	1.0	1.9	11.1
including	27.5	28.5	1.0	2.4	23.0

*The true widths of the mineralized intercepts have not been determined

Metallic screen assays have proven to be very effective in determining grade in samples containing coarse free gold, which can be underestimated with the standard fire assay procedure. This has resulted in the identification of new high grade gold zones as well as increasing average gold grades in the larger, potentially bulk minable mineralized system.

Exploration Update

Two diamond drills are currently active on the project, one drill is testing the Viking Trend on the west side of the property and the second is testing the Asgard Trend on the east side of the property. To date 5 holes have been drilled on the Viking Trend and all 5 have intersected wide zones of alteration and quartz-sulfide veining. Drill holes 88 to 96 are complete and have been processed and sent to the lab for assay. The drills are currently working on holes 97 and 98. Additional drill results are expected in the coming weeks.

The Viking Property

The Viking Property contains numerous high grade veins within larger bulk tonnage style zones of gold mineralization located within a 3 to 4 kilometre long gold-in-soil anomaly. Drilling highlights from previous drilling programs include high grade intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as lower grade intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources. A detailed description of the Viking project is available on our website (www.naminco.ca).

Quality Control

All drill core is logged, photographed, and cut in half with a diamond saw. Half of the core is bagged and sent to Accurassay Laboratories or Eastern Analytical for analyses while the other half is archived and stored on site for verification and reference purposes. Gold is assayed by standard fire assay methods with additional elements analyzed by Induced Coupled Plasma (ICP). Samples with greater than 5 g/t gold and samples containing visible gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists is committed to assembling and advancing a portfolio of gold and base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi is focused on identifying high potential North American projects and exploring and developing them in a responsible and cost-effective manner.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **OCTOBER 5, 2010**

News Release: **10-19** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI INTERSECTS 124.8 GRAMS PER TONNE GOLD OVER 0.5 METRES AND 0.7 GRAMS PER TONNE GOLD OVER 65.8 METRES

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 86 and 87 from its ongoing drill program at the Viking gold property in Newfoundland along with new metallic screen analyses.

There are currently two drills active at Viking filling in the Thor Trend gold zone and testing new exploration targets on the property. A location map showing the 2010 drill holes is available in the Map Gallery on our website at www.naminco.ca.

Current Drill Results

Drill hole 86 was an infill hole into the northern part of the Thor Trend and continues to expand the known mineralized zone. Hole 86 returned a 0.4 metre interval grading 10.2 grams per tonne (g/t) gold and a 1.2 metre interval grading 5.4 g/t gold within a larger zone averaging 0.7 g/t gold over 80.9 metres. This hole has successfully extended a large zone of previously recognized gold mineralization to depth within the Thor Trend.

Drill hole 87 tested the central part of Thor's Cross and intersected a 50.5 metre wide zone of alteration and anomalous gold mineralization with a maximum value of 2.9 g/t. The hole returned a 14 metre interval grading 0.7 g/t gold and confirms the large size of the altered zone at Thor's Cross and highlights the exploration potential of the zone.

Summary of select drill intercepts – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t
Hole 86	94.8	175.7	65.8 **	0.7
including	134.6	135.0	0.4	10.2
including	174.5	175.7	1.2	5.4
Hole 87	40.0	54.0	14.0	0.7

*The true widths of the mineralized intercepts have not been determined
**Excludes 15.1 metres of non-mineralized rock

Grade Increases Through Metallic Screen Assays

Several previously released samples have been re-analysed using a metallic screen procedure resulting in significant increases in gold grade for some intervals. A metallic screen assay from hole 58 has resulted in a 0.5 metre interval increasing in grade from 18.0 to 124.8 g/t gold (see table below). New metallic screen assays for drill hole 60 have resulted in an increase in a 32 metre interval from 0.7 to 1.8 g/t gold, including an 8.5 metre interval which increased from 2.2 to 6.4 g/t gold. Two new zones of high grade mineralization were also identified in drill hole 60 including a 1 metre interval which increased from 1.9 to 11.1 g/t gold and another 1 metre interval which increased from 2.4 to 23.0 g/t gold.

Summary of select metallic screen gold assays – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Previous Value Au g/t	Metallic Screen Au g/t
Hole 58	141.4	141.9	0.5	18.0	124.8
Hole 60	4.0	36.0	32.0	0.7	1.8
including	21.5	30.0	8.5	2.2	6.4
including	24.5	25.5	1.0	1.9	11.1
including	27.5	28.5	1.0	2.4	23.0

*The true widths of the mineralized intercepts have not been determined

Metallic screen assays have proven to be very effective in determining grade in samples containing coarse free gold, which can be underestimated with the standard fire assay procedure. This has resulted in the identification of new high grade gold zones as well as increasing average gold grades in the larger, potentially bulk minable mineralized system.

Exploration Update
Two diamond drills are currently active on the project, one drill is testing the Viking Trend on the west side of the property and the second is testing the Asgard Trend on the east side of the property. To date 5 holes have been drilled on the Viking Trend and all 5 have intersected wide zones of alteration and quartz-sulfide veining. Drill holes 88 to 96 are complete and have been processed and sent to the lab for assay. The drills are currently working on holes 97 and 98. Additional drill results are expected in the coming weeks.

The Viking Property
The Viking Property contains numerous high grade veins within larger bulk tonnage style zones of gold mineralization located within a 3 to 4 kilometre long gold-in-soil anomaly. Drilling highlights from previous drilling programs include high grade intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as lower grade intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources. A detailed description of the Viking project is available on our website (www.naminco.ca).

Quality Control
All drill core is logged, photographed, and cut in half with a diamond saw. Half of the core is bagged and sent to Accurassay Laboratories or Eastern Analytical for analyses while the other half is archived and stored on site for verification and reference purposes. Gold is assayed by standard fire assay methods with additional elements analyzed by Induced Coupled Plasma (ICP). Samples with greater than 5 g/t gold and samples containing visible gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is committed to assembling and advancing a portfolio of gold and base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi is focused on identifying high potential North American projects and exploring and developing them in a responsible and cost-effective manner.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.